UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

July 17, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Nolan, Senior Assistant Chief Accountant; Robert Klein, Staff Accountant

Re:    United Financial Bancorp, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 7, 2019
File No. 001-35028

Dear Messrs. Nolan and Klein:

In response to our discussion via teleconference on June 27, 2019, we are furnishing you with additional background on our other than temporary impairment analysis pursuant to ASC 323, Equity Method Investments with regard to the Company’s investment in Solar Eclipse Investment Fund X, LLC, Solar Eclipse Investment Fund XV, LLC and Solar Eclipse Investment Fund XXII, LLC (the “LLCs”). Additionally, we are submitting an updated analysis as of the date of this letter for all accounting positions to be reflected in our Form 10-Q for the Quarterly Period Ended June 30, 2019 Capitalized terms not otherwise defined herein shall have the meanings ascribed in the Company’s Form 10-Q for the Quarterly Period Ended March 31, 20191.

Impairment Considerations - as of March 31, 2019

In performing an impairment analysis under ASC 323-10-35-31 and -32, among other factors, tax cash flows from operations or liquidation events are considered in determining whether an impairment of the book value should be recorded. Liquidation proceeds generally include the return on the tax basis on a bona fide business investment. With regard to solar tax credit investments, the Company assesses the book value for impairment using a discounted cash flow method. Cash flows considered include utilizable tax credits, projected distributions from net revenue from operations, projected preferred return distributions, projected tax loss flow through and liquidation proceeds of LLC assets. For each LLC, the book value of assets within the LLC is used to estimate proceeds as it aligns with the revenue stream and value of the solar property absent the frontloaded tax benefits from tax credits and an accelerated tax life. The Company’s LLC investments often include lease streams and purchase power agreements that span across 10-20 years further substantiating liquidating proceeds assumptions. A discount factor equal to the Company’s lending rate is used to estimate fair value. The Company discounts cash flows based upon the Company’s lending rates rather than its own borrowing rate, which the Company determines by reference to the rate at which it can borrow from its Federal Home Loan Bank. The Company believes that this higher discount rate reflects the Company’s best use of capital assuming the tax credit investment had not been made.

For all tax equity investments, in measuring book value for impairment, the Company considers various factors, including but not limited to, timely receipt of scheduled distributions, changes in projected operating cash flows, changes impacting the underlying value of the investment asset and changes in the quality of the developer, distributor, or the solar power off-taker supporting project revenue.

As of the period ended March 31, 2019 and as of the time the Form 10-Q for the Quarterly Period Ended March 31, 2019 was filed, the Company identified and disclosed a possible loss on the LLC investments after consideration of the equity method and impairment provisions of ASC 323, the loss contingency provisions of ASC 450 Contingencies and the tax reserve guidance under ASC 740 Income Taxes. At that time, the Company disclosed the fullest possible impairment impact but was unable to record an adjustment through the books and records of the Company because the

1Capitalized terms not otherwise defined herein shall have the meanings ascribed in the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2019.

UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

amount of probable loss or the probable loss range was not then quantifiable for the reasons noted in our letter dated June 12, 2019. Our response is reiterated below:

In assessing the loss exposure at March 31, 2019, the Company considered the following unresolved key factors relating to the D.C. Solar situation:

•
How many solar generators from each LLC are missing or potentially subject to claims by others? The FBI has alleged that D.C. Solar tampered with vehicle identification numbers (“VINs”) of mobile solar generators and overstated the number of generators manufactured. The managing member of the LLCs, Solarmore Management Services, Inc. (“Solarmore”), who is also the managing member of the other Funds, engaged a third-party company to physically inventory the generators and confirm the associated VINs in an effort to understand the ownership of each generator. The inventory process is ongoing as additional locations containing generators are discovered. Additionally, generators with evidence of VIN tampering are being revisited to try to identify the original VINs.

•
What is the fair value of each generator if not $150,000, the original appraisal amount at the time of investment in the LLCs? The FBI allegations include questions about the methods used to value the generators at the time they were sold to the LLCs and other investors. Solarmore, the managing member of the Funds, is in the process of engaging an independent third-party company to assist in the transportation and insurance of found generators and to identify potential opportunities for the generators to continue to be in service. Through negotiation of lease agreements in consideration of market demand, the Company should ultimately be able to assess the fair value under an acceptable valuation method.

•
Which of the generators that have been located were placed in service pursuant to a meaningful sublease? This cannot be determined without understanding actual ownership. Furthermore, the managing member, with the assistance of the independent third-party company, is currently assessing the existence of information to demonstrate subleases in place for found generators, as well as the opportunity for renegotiation of those subleases.

•
What are the liquidation proceeds from D.C. Solar assets, if any? Little is known at this point about the extent of proceeds (if any) available from the D.C. Solar bankruptcy cases and the ongoing asset forfeiture cases. The Company has hired bankruptcy counsel and is currently working together with Solarmore and certain other Funds to determine the potential availability of liquidation proceeds for the LLCs in those proceedings.

Update of Accounting Considerations:

Since the filing of the Form 10-Q for the Quarterly Period Ended March 31, 2019, the following developments have occurred which impact our analysis of the key factors for determining probable loss estimates:

•	The inventory process was completed at known locations. Prior to the filing of the Form 10-Q for March 31, 2019, there was uncertainty around the number of found generators owned by each Fund.

•
Efforts have been made by the third-party transportation company to identify tampered generators during the movement of found generators to storage. Although only a small number of generators have been moved, no additional generators have been identified as owned by any of the LLCs.

UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

•	Additional locations of generators have been identified. Inventory efforts to date around these locations have not resulted in an increase in generators owned by any of the LLCs.

•
Additional information about maintenance, insurance, storage and redeployment costs for the generators has become available over the last 71 days. This information is critical to making decisions about the level of salvage efforts to be made by the Company, particularly for missing generators. The incrementally trending costs may make salvage efforts prohibitively expensive.

•
Investor group efforts to identify missing generator ownership are waning and some investors took impairment charges in the first quarter of 2019, presumably on missing generators. Each investor has a different set of facts and circumstances relating to the quantity of generators found and manufacturer records for the generators associated with their investment funds. The Company maintains manufacturer records supporting the majority of the missing generators for the LLCs in which it invested. However, lack of investor group support can impact the timing and cost of further efforts to locate and identify missing generators, increasing the probability that the current missing generators are not recoverable.

As part of its preparation and review of financial statements for the quarterly period ended June 30, 2019, the Company has concluded that these developments during such quarterly period represent a sufficient change in facts and circumstances concerning the probability of loss on the LLCs’ missing generators. As of June 30, 2019, the Company has concluded that there is sufficient evidence to support that a full loss is probable on the missing generators.
The guidance under ASC 323, Equity Method and Joint Venture, ASC 450, Contingencies and ASC 740, Income Taxes was considered in order to assess the probable loss range and recognition through the financial statements.
ASC 323, Equity Method and Joint Venture -The Company accounts for the investments in the LLCs under the equity method of accounting pursuant to ASC 323-30-25. ASC 323-10-35-31 through 32 provides for recognition of a decline in investment value that is other than temporary in nature upon review of all factors, including, but not limited to, the absence of an ability to recover the carrying amount of the investment or a current fair value that is less than the carrying amount. The Company concluded that as of June 30, 2019, at a minimum, an impairment for the full book value of the missing generators is prudent as it defines the bottom of a probable loss range. The high end of the loss range, although not probable, continues to be the full loss exposure on the investments as there remains insufficient information around valuation and assets placed in service in a meaningful sublease to quantify a probable amount.
ASC 450, Contingencies - ASC 450 defines a contingency as “…an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss and the resolution of the uncertainty may confirm …the loss or impairment of an asset….” In accordance with ASC 450-20-25-2, an estimated loss from a loss contingency is recognized if (1) it is probable that an asset has been impaired or a liability has been incurred at the reporting date and (2) the amount of the loss can be reasonably estimated. The Company concluded as of June 30, 2019 that, although a higher contingency loss is probable, only the contingency related to the missing generators could be estimated given the facts and circumstances existing as of June 30, 2019 and the date of this letter. Pursuant to ASC 450-20-50-3 and -4 and in reaction to ASC 450-20-S99-1 and the SEC Staff response to Question 2 of SAB Topic 5.Y, Accounting and Disclosures Relating to Loss Contingencies, the Company will be disclosing in its Form 10-Q for the Quarterly Period Ended June 30, 2019 the circumstances affecting the precision of loss recorded, as well as estimates of the maximum possible loss excluding litigation exposure and potential costs or recoveries, that could materially impact the consolidated financial statements as well as material components of the underlying estimate.
ASC 740 - Income Taxes - Pursuant to ASC 740-10, the Company reviewed the tax filing positions associated with the investment in the LLCs as recorded in the consolidated financial statements as of June 30, 2019. Recognition and measurement of LLC tax benefits is reviewed quarterly in accordance with ASC 740-10-25-14 “…based on management’s best judgment given the facts, circumstances, and information available at the reporting date.” The Company has concluded that it is more-likely-than-not that the tax positions taken regarding

UNITED FINANCIAL BANCORP, INC.
225 Asylum St.
Hartford, CT 06103

the missing generators will be disallowed under IRS examination. It is not reasonable to estimate that it is more likely than not that the Company would incur a full probable loss on the LLC investments upon examination as it would assume no value for any found generators owned by the LLCs. It is reasonable, however, to assume that a full loss on the missing generators is more likely than not under ASC 740-10 and adjustments to the investment balance and tax reserves were recorded to reflect this. In addition to disclosing the impairment charge to the investment balance and the establishment of the tax reserves, the Company will disclose in its Form 10-Q for the Quarterly Period Ended June 30, 2019, under ASC 740, the full possible additional impact, excluding interest and penalties, for tax position reversals associated with the LLC investments, including the impact of the reversal of timing differences to pre-tax reform years.
During the quarterly period ended June 30, 2019, the Company recorded an impairment charge to its investments in the LLCs of $6.3 million, after tax effect, and an additional ASC 740 reserve of $8.7 million to reflect the loss of the missing generators and the associated tax benefits. The net impact to net income for the quarterly period ended June 30, 2019 was $15.0 million.
The components of the possible remaining risk of loss to the Company with respect to its investments in the LLCs, based on facts and circumstances known (or expected to be known) as of the date of the Form 10-Q filing for the reporting periods ended March 31, 2019 and June 30, 2019, are as follows (dollars in thousands):

	March 31, 2019	June 30, 2019
Investment in LLCs, after tax effect	$ 14,100	$ 7,800
Tax credit benefit reversal (1)	19,900	13,000
Deferred tax liability - tax loss flow through reversal, rate differential (2)	4,500	2,600
Deferred tax asset - Valuation allowance (3)	3,200	0
Total risk of loss (4)	$ 41,700	$ 23,400

(1)
For tax credits utilized during the quarterly period ended December 31, 2014 through the quarterly period ended March 31, 2019 and June 30, 2019, net of basis adjustment under Internal Revenue Code § 50(d) at the post tax-reform corporate rate of 21%.

(2)
Exposure for the reversal of tax loss flow through benefits at the pre tax-reform corporate rate of 35%, carried in the deferred tax asset balance of the Company as of March 31, 2019 and June 30, 2019 at the current corporate rate of 21%.

(3)
For the quarterly period ended June 30, 2019, the Company no longer believes that it may have a tax valuation allowance for which $3.2 million of the tax benefits may be more likely than not realizable.

(4)	This total does not include litigation exposure, potential costs, penalties, interest or recoveries.

As we continue to analyze the facts and circumstances surrounding ownership and valuation, we will update the table above if additional relevant information becomes available prior to the filing of our second quarter Form 10-Q.
If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at (860) 291-3722. We thank you in advance for your attention to the above.

Sincerely,

/s/ Eric R. Newell
Eric R. Newell Executive Vice President, Chief Financial Officer and Treasurer
cc: William H.W. Crawford, IV

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